C&C TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48631

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **C&C Trading L.L.C.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

35 Mason Street, 4th Floor
(No. and Street)

Greenwich	CT	06380
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Kruger	212-997-0600	jkruger@ddkcpas.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue, 12th Fl	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

9/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Charlton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of C&C Trading L.L.C., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: [signature]



Title: Managing Member

Notary Public

ELIAS HANDAL
Notary Public, State of Florida
Commission# HH 443932
My comm. expires Sept. 13, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C&C TRADING, L.L.C.

ANNUAL REPORT

YEAR ENDED DECEMBER 31, 2023

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
C&C Trading, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of C&C Trading, L.L.C. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2009.

March 29, 2024

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

C&C TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS		
Cash	$	163,683
Due from broker		40,445,159
Securities owned		10,875,142
Property and equipment, net of accumulated depreciation of $604,311		103,738
Right of use asset - operating lease		173,911
Other assets		95,658
Total assets	$	51,857,291
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Securities sold, not yet purchased	$	9,377,225
Accounts payable and accrued liabilities		343,056
Lease liability - operating lease		193,198
Total liabilities		9,913,479
Member's equity		41,943,812
Total liabilities and member's equity	$	51,857,291

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1.   BUSINESS OPERATIONS AND ORGANIZATION

C&C TRADING, L.L.C. (the "Company") is a privately held proprietary trading firm. The Company engages in various trading and market making strategies in equities, ETFs, futures, options and other securities and commodities. The Company focuses on market making and relative value strategies. The Company is a registered market maker on the CBOE BYX, CBOE BZX, CBOE EDGA, CBOE EDGX, and NYSE ARCA exchanges. The Company is also a member of the Investors Exchange (IEX) Chicago Mercantile Exchange's COMEX division. Substantially all securities are held by Goldman Sachs & Co. LLC.

The Company's sole member is C&C Global Markets, LLC. The liability of members of a limited liability company is generally limited to the members' enforceable obligation to make capital contributions and the members' obligation to return any prohibited distributions.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows U.S. GAAP guidance on Fair Value Measurements, which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing financial instruments.

Level 1 - inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets.

Level 2 - inputs related to assets with quoted prices in markets that are not considered active or other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data.

Level 3 - inputs are unobservable and are used to the extent that observable inputs do not exist.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Fair Value Measurements (Continued)

The Company's positions in equity securities, bonds, rights, warrants and exchange traded funds (ETFs) are valued based on quoted prices from the respective exchange they are traded on and are categorized in level 1 of the fair value hierarchy or, if traded in a market considered less than active, categorized in level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

Assets	Level 1	Level 2	Level 3	Total
Securities owned				
Equity securities	$ 3,076,715	$ -	$ -	$ 3,076,715
Bonds	1,036	-	-	1,036
Exchange traded funds	7,797,391	-	-	7,797,391
Total	$ 10,875,142	$ -	$ -	$ 10,875,142
Liabilities				
Securities sold, not yet purchased				
Equity securities	$ 2,438,474	$ -	$ -	$ 2,438,474
Exchange traded funds	6,938,751	-	-	6,938,751
Total	$ 9,377,225	$ -	$ -	$ 9,377,225

There were no transfers between levels during the year ended December 31, 2023.

Revenue Recognition

The Company records transactions in securities and the related revenues and expenses on a trade date basis. Realized and unrealized gains and losses on investments are included in the determination of securities trading income as the Company has elected Mark to Market under IRC Sec. 475.

Interest income and expense are recorded on an accrual basis. Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date.

The accounting for these revenues is outside the scope of ASC Topic 606, ("Revenue from Contracts with Customers").

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the useful lives of the assets.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Securities Sold, Not Yet Purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The short positions are offset by the Company's securities owned, broker receivables and its cash balances at the clearing firm, which are used as collateral for securities borrowed by the clearing firm to make deliveries.

Gains, limited to the price at which the Company sold the security short, or losses, unlimited in amount, are recognized at fair value based on the difference between the short sale price and the current market price.

Income Taxes

The Company is a single-member limited liability company. Accordingly, no provision for income taxes is made in the financial statements, and all taxable income and expense is passed through to the member.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2020.

Foreign Currency Transactions

Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, "Leases". The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The ROU asset is measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and less any impairment recognized. Lease expense is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase or to extend the term of the underlying asset that the Company is reasonably certain to exercise.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Allowance for Credit Losses

The Company's receivables from brokers, dealers, and clearing organizations include deposits of cash with exchange clearing organizations to meet margin requirements, amounts due from clearing organizations for daily variation settlements, receivables and payables for dividends, interest, fees and commissions, and receivables arising from unsettled securities transactions. These receivables generally do not give rise to material credit risk and have a remote probability of default either because of their short-term nature or due to the credit protection framework inherent in the design and operations of brokers, dealers and clearing organizations. As such, generally, no allowance for credit losses is provided against these receivables.

Receivables from Broker-dealers and Clearing Organizations.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through clearing organizations and settled daily between the clearing organizations and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties (see Note 5).

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which is March 29, 2024.

NOTE 3. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $40,965,756, which was $39,965,756 in excess of its minimum requirement of $1,000,000. The Company's net capital ratio was .0088 to 1 as of December 31, 2023.

NOTE 3. REGULATORY REQUIREMENTS *(Continued)*

The Company is not subject to the provisions of SEA Rule 15c3-3 due to the limited nature of its business. The Company did not handle any customer cash or securities during the year ended December 31, 2023 and does not have any customer accounts.

NOTE 4. PROPERTY AND EQUIPMENT

At December 31, 2023, the classes of property and equipment and the related accumulated depreciation are as follows:

	Estimated Useful Lives	Cost	Accumulated Depreciation	Net
Electronic equipment	3 years	$ 618,621	$ 535,920	$ 82,701
Software	3 years	10,324	4,943	5,381
Furniture	5 years	79,104	63,448	15,656
		$ 708,049	$ 604,311	$ 103,738

NOTE 5. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading activities for which counterparties primarily include broker-dealers, banks and other financial institutions. The Company has indemnified its clearing brokers in the event of counterparty default. In the event counterparties do not fulfill their obligations to its clearing broker, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A substantial portion of the Company's assets are on deposit with clearing brokers.

The Company's cash balance at times exceeded the FDIC insured amount of $250,000 during 2023.

NOTE 6. RELATED PARTY TRANSACTIONS

There are no significant related party transactions to disclose.

NOTE 7. LITIGATION SETTLEMENTS

The Company was a participant in various class action security suits that resulted in settlement income of $20,396 for 2023.

NOTE 8. DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for both trading and economic risk management purposes related to its own business activities. These derivative transactions typically include futures for foreign currencies, ETFs and indices.

In addition, the Company has sold derivative contracts that it does not currently own, and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2023 at fair value, and will incur a loss if the fair value of the derivative contracts sold and not yet owned increases subsequent to December 31, 2023.

Generally, the Company uses these derivatives to mitigate risk of unfavorable price movements of the securities and derivative contracts sold and not yet owned, thus a loss in these positions may be offset by income attributable to the underlying portfolio.

Pursuant to clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the Company's money balances and long and short security positions will be carried on the books of the clearing brokers. Under certain conditions as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company.

The following is a summary of the Company's December 31, 2023 derivative positions:

Category	Contracts	Fair market value		Notional amount		Gain / (loss) recognized in year	
Long Futures	23	$	15,163	$	2,389,545	$	29,503
Short Futures	2	$	(156)	$	(300,000)	$	(2,258)

Listed derivative contracts that are actively traded are measured based on quoted exchange prices, broker quotes or vanilla option valuation models, such as Black-Scholes, using observable valuation inputs from the principal market or consensus pricing services. The Company includes the fair market value of its open futures contracts in amounts due from broker. The Company shows the fair market value of any open options contracts in Securities owned or Securities sold, not yet purchased. Gains and losses from its derivative financial instrument trading are included in trading income.

NOTE 9. LEASES

In 2021, the Company signed a non-cancellable operating lease for office space for four years with an option to extend the lease for an additional four years. Payments due under the lease contract include fixed payments only. Total expense for this space was $130,796 for 2023.

The implicit rate of the lease was not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment, and was determined to be 5%.

Future minimum lease payments under this non-cancellable operating lease as of December 31, 2023 are as follows:

Years Ending December 31,	
2024	$ 142,650
2025	47,925
Total	$ 190,575
Imputed Interest	2,623
Total Lease Liability	$ 193,198

NOTE 10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has securities clearing agreements, including its Joint Back Office agreement (JBO). Pursuant to the JBO Participant's Account Agreement, the Company's money balances and long and short security positions are maintained by the clearing member in a JBO participant account. Under certain conditions, as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing member monitor collateral on the securities transactions introduced by the Company.

NOTE 10. **COMMITMENTS AND CONTINGENT LIABILITIES** *(Continued)*

As discussed in Note 2, the Company sells securities short, which are collateralized by its securities with the underlying broker, and the Company is obligated to pay any shortfall if the securities sold short increase in price. Similarly, as discussed in Note 8, the Company sells derivatives short and is obligated to pay for any increase in value of the derivative contracts. These instruments are recorded at fair value at the year-end date.

As discussed in Note 3, the Company is subject to and maintains minimum net capital as required under regulatory requirements, as well as is subject to the requirements of the exchanges for which it is registered or a member.

As discussed in Note 9, the Company has a commitment under an office lease for which it has recorded a lease liability.

The Company has not entered into any other material guarantee or indemnification agreements, and there are no unrecorded liabilities for commitments, guarantees or contingent liabilities. In addition, there are no claims asserted against the Company or of which the Company is aware that are expected to be asserted against it.

NOTE 11. **SUBSEQUENT EVENT**

On January 4, 2024, the Company distributed $4,500,000 to its member, which represents a distribution of net income for the year ended December 31, 2023.